Altimmune, Inc.

910 Clopper Road, Suite 201S

Gaithersburg, Maryland 20878

August 12, 2025

VIA EDGAR

Division of Corporate Finance

Office of Life Sciences

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jenn Do

Ms. Vanessa Robertson

Re:	Altimmune, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Quarterly Period Ended March 31, 2025 File No. 001-32587

Dear Ms. Do and Ms. Robertson:

On behalf of Altimmune, Inc. (“Altimmune” or the “Company”), this letter is in response to your letter dated August 8, 2025 to Altimmune (the “Comment Letter”), relating to Altimmune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Form 10-Q For Quarterly Period Ended March 31, 2025 (the “Q1 10-Q”). For ease of reference, the Staff’s comment is set forth in italic type immediately above the corresponding response submitted on behalf of Altimmune.

Form 10-Q for the Quarterly Period Ended March 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of

Operations,

Results of Operations, page 14

1. We note you have not broken out your research and development (R&D) expenses by product or category, unlike in the December 31, 2024 Form 10-K and the Forms 10-Q of 2024. Given R&D continues to account for most of your operating expenses and the expanded indications for pemvidutide, please provide revised disclosure to be included in future filings to quantify your direct R&D by product and indication for each period presented. As part of your response, please provide what this disclosure would have looked like had it been included in your March 31, 2025 Form 10-Q.

Response: We note the Staff’s comment and will include the requested disclosure in future filings. We refer the Staff to our Quarterly Report on Form 10-Q for the second quarter of 2025, filed on August 12, 2025 (our “Q2 10-Q”), which included the research and development expenses split out by categories, product and indication consistent with the request in this Comment Letter. See Results of Operations. Comparison of the three months ended June 30, 2025 and 2024 (p. 17 of our Q2 10-Q); Comparison of the six months ended June 30, 2025 and 2024 (p. 19 of our Q2 10-Q.

In addition, we have set forth below the requested revised disclosure for the Q1 10-Q:

	Three Months Ended March 31,
	2025	2024	Increase (Decrease)
Pemvidutide
MASH	$6,317	$8,737	$(2,420)	(28)%
Alcohol-Associated Liver Disease	58	—	58	100%
Alcohol Use Disorder	316	—	316	100%
Other pemvidutide expenses	2,540	4,790	(2,250)	(47)%
Total pemvidutide expenses	9,231	13,527	(4,296)	(32)%
HepTcell	—	1,025	(1,025)	100%
Non-project costs	6,596	6,935	(339)	(5)%
Total research and development expenses	$15,827	$21,487	$(5,660)	(26)%

The decrease in research and development expenses for MASH was primarily due to ongoing enrollment for the IMPACT Phase 2b trial in MASH during the first half of 2024. The decrease in other pemvidutide expenses was primarily due to a $1.6 million decrease in manufacturing expenses. These decreases were partially offset by the increase in expense associated with the start of the AUD and ALD trials.

The decrease in research and development expenses for HepTcell was due to the termination of HepTcell in March 2024.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (617) 699-5876 or gweaver@altimmune.com. We thank you in advance for your attention to the above.

Sincerely,
Altimmune, Inc.
/s/ Gregory Weaver

Gregory Weaver
Chief Financial Officer
Cc:	Joseph C. Theis, Goodwin Procter LLP